UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.      )*

Metalpha Technology Holding Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G28365107

(CUSIP Number)

September 13, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G28365107	Schedule 13G	Page 1 of 7

1	Names of Reporting Persons Folius Digital Opportunities Master Fund Ltd.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,819,008
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,819,008

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,819,008
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.6%
12	Type of Reporting Person CO

CUSIP No. G28365107	Schedule 13G	Page 2 of 7

1	Names of Reporting Persons Folius Ventures LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,819,008
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,819,008

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,819,008
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.6%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. G28365107	Schedule 13G	Page 3 of 7

1	Names of Reporting Persons Chau Kam
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,819,008
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,819,008

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,819,008
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.6%
12	Type of Reporting Person IN

CUSIP No. G28365107	Schedule 13G	Page 4 of 7

ITEM 1.	(a) Name of Issuer:

Metalpha Technology Holding Limited (the “Issuer”).

(b) Address of Issuer’s Principal Executive Offices:

Suite 1508, Central Plaza 18 Harbour Road, Wan Chai, Hong Kong, China.

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

●	Folius Digital Opportunities Master Fund Ltd.

●	Folius Ventures LLC

●	Chau Kam

(b) Address or Principal Business Office:

The principal business address for Folius Digital Opportunities Master Fund Ltd. is c/o Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, Grand Cayman, PO Box 10240, KY1-1002, Cayman Islands. The principal business address for each of Folius Ventures LLC and Chau Kam is c/o Vcorp Services LLC, 1013 Centre Road, Suite 403-B, Wilmington, DE 19805.

(c) Citizenship of each Reporting Person is:

Folius Digital Opportunities Master Fund Ltd. is organized under the laws of the Cayman Islands. Folius Ventures LLC is organized under the laws of the State of Delaware. Chau Kam is a citizen of Hong Kong.

(d) Title of Class of Securities:

Ordinary Shares, par value $0.0001 per share (“Ordinary Shares”).

(e) CUSIP Number:

G28365107

ITEM 3.

Not applicable.

CUSIP No. G28365107	Schedule 13G	Page 5 of 7

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of the Ordinary Shares as of November 9, 2023, based upon 32,698,371 Ordinary Shares outstanding as of May 29, 2023, as provided by the Issuer.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Folius Digital Opportunities Master Fund Ltd.	1,819,008	5.6%	0	1,819,008	0	1,819,008
Folius Ventures LLC	1,819,008	5.6%	0	1,819,008	0	1,819,008
Chau Kam	1,819,008	5.6%	0	1,819,008	0	1,819,008

Folius Digital Opportunities Master Fund Ltd. is the record holder of the securities reported herein. Chau Kam is the Managing Member of Folius Ventures LLC, which is the investment manager of Folius Digital Opportunities Master Fund Ltd. As a result of these relationships, Folius Ventures LLC and Chau Kam may be deemed to share beneficial ownership of the Ordinary Shares held of record by Folius Digital Opportunities Master Fund Ltd.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. G28365107	Schedule 13G	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2023

Folius Digital Opportunities Master Fund Ltd.

By:	Folius Ventures LLC

By:	/s/ Chau Kam
Name:	Chau Kam
Title:	Managing Member

Folius Ventures LLC

By:	/s/ Chau Kam
Name:	Chau Kam
Title:	Managing Member

Chau Kam

/s/ Chau Kam

CUSIP No. G28365107	Schedule 13G	Page 7 of 7

LIST OF EXHIBITS

Exhibit No.	Description
99	Joint Filing Agreement.